Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “Company”) DEALINGS IN SECURITIES In compliance with paragraphs 6.77 to 6.89 of the Listings Requirements of JSE Limited (the “Listings Requirements"), shareholders are advised that a non-executive director of Gold Fields (”Director”), Ms. JE McGill acquired Gold Fields American Depository Receipts (“ADR”) on the open market. Details of the transaction is set out below: Name of Director JE McGill Nature of transaction On market acquisition of ADRs Transaction date 2 June 2026 Number of securities 500 Class of security ADRs Price per security US$37.7000 Total value US$18,850.00 Nature of interest Direct and Beneficial In terms of paragraph 6.77 to 6.89 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained. 3 June 2026 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd